Exhibit 4.1

DLC Structure Sharing Agreement

BHP Limited

Billiton Plc

Incorporating amendments to be proposed at the 2015 Annual General Meetings of BHP Billiton Limited (formerly known as BHP limited) and BHP Billiton Plc (formerly known as Billiton Plc).

Allen Allen & Hemsley	Linklaters
The Chifley Tower	One Silk Street
2 Chifley Square	London EC2Y 8HQ
Sydney NSW 2000	United Kingdom
Australia

Tel 61 2 9230 4000	Tel 44 20 7456 2000
Fax 61 2 9230 5333	Fax 44 20 7456 2222

Freehills	Slaughter and May
MLC Centre	35 Basinghall Street
19-29 Martin Place	London EC2V 5DB
Sydney NSW 2001	United Kingdom
Australia

Tel 61 2 9225 5000	Tel 44 20 7600 1200
Fax 61 2 9322 4000	Fax 44 20 7600 0289

Table of Contents

1.	Definitions and interpretation	4
1.1	Definitions	4
1.2	Contracts (Rights of Third Parties) Act 1999	8
1.3	Best Endeavours	8
1.4	Interpretation	8

2.	DLC Structure Principles	9

3.	Equalisation	9
3.1	DLC Equalisation Principles	9
3.2	Qualifications	10
3.3	Cash Dividends	11
3.4	Equalisation Payment	11
3.5	Circumstances not requiring Matching Action etc	11
3.6	Boards’ decisions final	12

4.	Class rights matters	12
4.1	Class Rights Action	12
4.2	Approvals of Class Rights Actions	12
4.3	Class Rights Procedure	13

5.	Joint electorate matters	13
5.1	Joint Electorate Actions	13
5.2	Joint Electorate Procedure	13

6.	Meetings and Voting	14
6.1	Obligations to convene meetings	14
6.2	Poll	14
6.3	Timing of Poll	14
6.4	Discretionary Matters	14
6.5	Procedural Resolutions	14
6.6	Voting Restrictions	15

7.	Takeovers and acceptance of them	15
7.1	Enforcement of Constitutions	15
7.2	Acceptance of a takeover offer for BHP	15
7.3	Acceptance of a takeover offer for Billiton	15

8.	Liquidation	15
8.1	One party insolvent	15
8.2	Both parties insolvent	16
8.3	Definitions and Interpretation	16

9.	Termination	17

10.	Personal rights only	17

11.	Issue of DLC Dividend Shares	17
11.1	By BHP Billiton	17
11.2	By other Group members	18

12.	Relationships with other documents	18

13.	Other transactions	18

14.	General	18
14.1	No assignment	18
14.2	No partnership or agency	19
14.3	Amendment	19
14.4	Notices	19
14.5	Process Agent	19
14.6	Governing law and jurisdiction	20
14.7	Prohibition and enforceability	20
14.8	Waivers	20
14.9	Counterparts	20
14.10	Attorney	20

Annexure 1		21
	BHP Constitution	21

Annexure 2		22
	Billiton Memorandum and Articles	22

DLC Structure Sharing Agreement

Date

Parties

1.	BHP LIMITED

(ACN 004 028 077) a company incorporated in Victoria, Australia, whose registered office is at Level 16, 171 Collins Street, Melbourne, Victoria 3000, Australia (BHP); and

2.	BILLITON PLC

a company incorporated in England and Wales with registered number 3196209, whose registered office is at Neathouse Place, London SW1V 1LH, United Kingdom (Billiton).

Recitals

A	BHP and Billiton have agreed to establish a dual listed companies structure for the purposes of the future conduct of their combined businesses and, accordingly, the implementation, management and operation of their combined businesses and affairs shall be undertaken in accordance with the terms of this Agreement and in particular, the DLC Equalisation Principles and the DLC Structure Principles, as defined below.

IT IS AGREED on and from the date of this Agreement as follows.

1.    Definitions and interpretation

In this Agreement, unless the context otherwise requires:

1.1    Definitions

Action means any distribution or any action affecting the amount or nature of issued share capital, including any dividend, distribution in specie, offer by way of rights, bonus issue, repayment of capital, sub-division or consolidation, buy-back or amendment of the rights of any shares or a series of one or more of such actions.

Applicable Regulation means:

(a)	applicable law and regulations (including the requirements of the UK Code on Takeovers and Mergers and the UK Panel on Takeovers and Mergers); and

(b)	directives, notices or requirements of any Governmental Agency having jurisdiction over BHP or Billiton, as the case may be; and

(c)	the rules, regulations, and guidelines of:

(i)	any stock exchange on which either the Billiton Ordinary Shares or the BHP Ordinary Shares or the BHP American depositary shares are listed or quoted;

(ii)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, notices, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to whom they are intended to

DLC Structure Sharing Agreement

apply) in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to Billiton or, as the case may be, to BHP.

ASX means ASX Limited (ACN 008 624 691).

BHP Constitution means the Constitution of BHP in the form attached to this Agreement as Annexure 1.

BHP Deed Poll Guarantee means the Deed Poll Guarantee of the same date as this Agreement whereby BHP guarantees certain obligations of the Billiton Group. BHP DLC Dividend Share means the proposed DLC Dividend Share in the capital of BHP having the rights described in the BHP Constitution.

BHP DLC Dividend Share means the proposed DLC Dividend Share in the capital of BHP having the rights described in the BHP Constitution.

BHP Entrenched Provision has the meaning given to it in the BHP Constitution.

BHP Group means BHP and its Subsidiaries from time to time and a member of the BHP Group means any one of them.

BHP Ordinary Shares means the ordinary shares in the capital of BHP from time to time.

BHP Special Voting Share means the special voting share in the capital of BHP issued to BHP SVC having the rights described in the BHP Constitution.

BHP SVC means BHP SVC Pty Limited, a proprietary company limited by shares incorporated in Victoria, or such other company as replaces BHP SVC Pty Limited from time to time pursuant to the terms of the Voting Agreement.

Billiton Deed Poll Guarantee means the Deed Poll Guarantee of the same date as this Agreement whereby Billiton guarantees certain obligations of the BHP Group.

Billiton DLC Dividend Share means the proposed DLC Dividend Share in the capital of Billiton having the rights described in the Billiton Memorandum and Articles.

Billiton Entrenched Provision has the meaning given to it in the Billiton Memorandum and Articles.

Billiton Group means Billiton and its Subsidiaries from time to time and a member of the Billiton Group means any one of them.

Billiton Memorandum and Articles means the Memorandum and Articles of Association of Billiton in the form attached to this Agreement as Annexure 2.

Billiton Ordinary Shares means the ordinary shares in the capital of Billiton from time to time.

Billiton Special Voting Share means the special voting share in the capital of Billiton issued to Billiton SVC having the rights described in the Billiton Memorandum and Articles.

DLC Structure Sharing Agreement

Billiton SVC means Billiton SVC Limited, a limited liability company incorporated in England and Wales or such other company as replaces Billiton SVC Limited from time to time pursuant to the terms of the Voting Agreement.

Board of BHP means all or some of the directors of BHP from time to time acting as a board (or a duly appointed committee of the board).

Board of Billiton means all or some of the directors of Billiton from time to time acting as a board (or a duly appointed committee of the board).

Boards of BHP and Billiton means the Board of BHP and the Board of Billiton.

Class Rights Action means any of the actions listed in Clause 4.1.

Class Rights Procedure means the procedures referred to in Clause 4.2.

Combined Group means the BHP Group and the Billiton Group.

Companies Act means the Companies Act 1985 of the United Kingdom.

Constitution means:

(a)	in relation to BHP, the BHP Constitution; and

(b)	in relation to Billiton, the Billiton Memorandum and Articles.

Corporations Law has the meaning given to it by Section 13(2) of the Corporations (Victoria) Act 1990 of Victoria, Australia and includes a reference to the Corporations Regulations referred to in that section.

DLC Dividend Share means the BHP DLC Dividend Share or Billiton DLC Dividend Share, as the context requires.

DLC Equalisation Principles means the principles set out in Clause 3, in particular Clause 3.1.

DLC Merger Implementation Agreement means the agreement entered into between BHP and Billiton dated 19 March 2001.

DLC Structure means the arrangement whereby, inter alia, BHP and Billiton have a unified management structure and the businesses of both BHP and Billiton are managed on a unified basis in accordance with the provisions of this Agreement.

DLC Structure Principles means the principles described in Clause 2.

Equalisation Ratio means the ratio for the time being of (a) the dividend, capital and (in relation to Joint Electorate Actions) voting rights per BHP Ordinary Share to (b) the dividend, capital and (in relation to Joint Electorate Actions) voting rights per Billiton Ordinary Share in the Combined Group (which shall initially be 1:1).

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, supra-national, statutory, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity or trade agency, and shall include competition authorities, the UK Panel on Takeovers and Mergers, the Corporations and Securities Panel of Australia, the ASX, the Australian Securities and Investments Commission, the London Stock Exchange and the UK Listing Authority.

DLC Structure Sharing Agreement

Group means:

(a)	in relation to BHP, the BHP Group; and

(b)	in relation to Billiton, the Billiton Group,

as the context requires.

Joint Electorate Action means any of the actions listed in Clause 5.1 (other than those matters which the Boards of BHP and Billiton have from time to time agreed will be treated as Class Rights Actions).

Joint Electorate Procedure means the procedures referred to in Clause 5.2.

London Stock Exchange means the London Stock Exchange Plc.

Matching Action means any Action in relation to either the holders of BHP Ordinary Shares or the holders of Billiton Ordinary Shares whose overall effect is such that, when taken together with an Action taken or to be taken in relation to the holders of Billiton Ordinary Shares or of BHP Ordinary Shares (as the case may be), is such as to ensure that the economic returns and voting rights of a BHP Ordinary Share and of a Billiton Ordinary Share are maintained in proportion to the Equalisation Ratio.

Matching Dividend has the meaning given in Clause 3.3.

Ordinary Resolution means any resolution of the shareholders of a company which requires the affirmative vote of a majority of the votes cast on the resolution to be approved.

Ordinary Shares means:

(a)	in relation to BHP, the BHP Ordinary Shares; and

(b)	in relation to Billiton, the Billiton Ordinary Shares.

Public Trustee means The Law Debenture Trust Corporation Plc or such other public trust company as shall be agreed between BHP and Billiton.

Required Majority means in relation to a Class Rights Action the percentage voting in favour that would be required to pass a Required Resolution of the type proposed in connection with such Class Rights Action.

Required Resolution has the meaning given in Clause 4.2.

Special Resolution means any resolution of the shareholders of either party which requires:

(a)	the affirmative vote of 75% or more of the votes cast on the resolution to be approved; or

(b)	where prescribed by Applicable Regulation or the relevant party’s Constitution, any other affirmative vote greater than that required for an Ordinary Resolution.

Special Voting Share means:

(a)	in relation to BHP, the BHP Special Voting Share; and

(b)	in relation to Billiton, the Billiton Special Voting Share.

Subsidiary means a subsidiary undertaking as that term is defined in Section 258 of the Companies Act.

DLC Structure Sharing Agreement

Tax Benefit means any credit, rebate, exemption or benefit in respect of Tax available to any person.

Tax means any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority (including stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them).

UK Listing Authority means the Financial Services Authority in its capacity as competent authority for the purposes of Part IV of the UK Financial Services Act 1986.

Voting Agreement means the SVC Special Voting Shares Deed entered into between BHP, BHP SVC, Billiton, Billiton SVC and the Public Trustee relating to the BHP Special Voting Share and the Billiton Special Voting Share.

Withholding Tax means any amount in respect of Tax which is required by Applicable Regulation to be deducted or withheld in respect of any Action made, or amount paid pursuant to an Action, to any holder of BHP Ordinary Shares or Billiton Ordinary Shares.

1.2    Contracts (Rights of Third Parties) Act 1999

A person who is not a party to this Agreement has no right under the Contract (Rights of Third Parties) Act 1999 to enforce any terms of this Agreement.

1.3    Best Endeavours

Where this Agreement requires a party to use best endeavours in relation to an obligation, that party shall do all such things as are or may be necessary or desirable so as to comply with or satisfy that obligation unless the parties agree that it is not reasonable to take the action or assume that obligation.

1.4    Interpretation

Headings are for convenience only and do not affect interpretation. The following rules of interpretation apply unless the context requires otherwise.

(a)	The singular includes the plural and conversely.

(b)	A gender includes all genders.

(c)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(d)	A reference to a person includes a body corporate, an unincorporated body or other entity.

(e)	A reference to a Clause or an Annexure is to a Clause of or Annexure to this Agreement.

(f)	A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

(g)	A reference to any legislation or Applicable Regulation or to any provision of any legislation or Applicable Regulation includes any modification or re-enactment of it, any legislative or regulatory provision substituted for it and all regulations and statutory instruments issued under it.

(h)	Each Annexure and each certificate and document delivered under this Agreement forms part of this Agreement.

(i)	A reference to writing includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(j)	Mentioning anything after include, includes or including does not limit what else might be included. Where particular words are followed by general words, the general words are not limited by the particular.

DLC Structure Sharing Agreement

(k)	A reference to a body, other than a party to this Agreement (including, an institute, association, authority or Governmental Agency), whether statutory or not:

(i)	which ceases to exist; or

(ii)	whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions.

(l)	All references to time are to the local time in the place where the relevant obligation is to be performed (or right exercised).

(m)	References in this Agreement to A$ are to Australian dollars.

(n)	References to offers by way of rights are to any offers (whether renounceable or non-renounceable) to the existing ordinary shareholders of a party as nearly as may be in proportion to their holdings at the relevant time on a pre-emptive basis which may be subject to such exclusions or other arrangements as the Board of BHP or the Board of Billiton, as the case may be, may deem necessary or expedient in relation to fractional entitlements or legal or practical difficulties with making the offer under the laws of, or the requirements of any Applicable Regulation in, any jurisdiction.

2.    DLC Structure Principles

BHP and Billiton agree that the following principles are essential to the implementation, management and operation of the DLC Structure:

(a)	BHP and Billiton must operate as if they were a single unified economic entity, through boards of directors which comprise the same individuals and a unified senior executive management;

(b)	the directors of BHP and Billiton shall, in addition to their duties to the company concerned, have regard to the interests of the holders of BHP Ordinary Shares and the holders of Billiton Ordinary Shares as if the two companies were a single unified economic entity and for that purpose the directors of each company shall take into account in the exercise of their powers the interests of the shareholders of the other; and

(c)	the DLC Equalisation Principles must be observed,

and BHP and Billiton agree to pursue, and agree to procure (to the extent that it is appropriate to do so) that each member of its respective Group will pursue, the DLC Structure Principles.

3.    Equalisation

3.1    DLC Equalisation Principles

Subject to Clause 3.2, the following principles shall be observed in relation to the rights of the BHP Ordinary Shares and the Billiton Ordinary Shares:

(a)	the Equalisation Ratio shall govern the economic rights of one BHP Ordinary Share relative to one Billiton Ordinary Share (and vice versa) and the relative voting rights of one BHP Ordinary Share and one Billiton Ordinary Share on Joint Electorate Actions so that, where the Equalisation Ratio is 1:1, a holder of one BHP Ordinary Share and a holder of one Billiton Ordinary Share shall, as far as practicable:

(i)	receive equivalent economic returns; and

(ii)	enjoy equivalent rights as to voting in relation to Joint Electorate Actions,

and otherwise such returns and rights as between a BHP Ordinary Share and a Billiton Ordinary Share will be in proportion to the then prevailing Equalisation Ratio;

DLC Structure Sharing Agreement

(b)	where an Action by BHP or Billiton is proposed such that the Action would result in the ratio of the economic returns on, or voting rights (in relation to Joint Electorate Actions) of, a BHP Ordinary Share to a Billiton Ordinary Share not being the same as the then prevailing Equalisation Ratio, or which would benefit the holders of Ordinary Shares in one party relative to the holders of Ordinary Shares in the other party, then:

(i)	unless the Boards of BHP and Billiton determine that it is not appropriate or practicable, a Matching Action shall be undertaken; or

(ii)	if no Matching Action is to be undertaken, an appropriate adjustment to the Equalisation Ratio shall be made,

in order to ensure that there is equitable treatment (having regard to the then prevailing Equalisation Ratio) as between the holder of one BHP Ordinary Share and the holder of one Billiton Ordinary Share. However, if the Boards of BHP and Billiton determine that it is not appropriate or practicable to undertake a Matching Action and that an adjustment to the Equalisation Ratio would not be appropriate or practicable in relation to an Action, then such Action may be undertaken provided it has been approved as a Class Rights Action.

3.2    Qualifications

For the purposes of the DLC Equalisation Principles, save where expressly otherwise provided:

(a)	in relation to any Action, the economic return to the holders of BHP Ordinary Shares or Billiton Ordinary Shares shall be calculated before deduction of Withholding Tax and disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, such holders;

(b)	Where an Action:

(i)	has not been approved as a Class Rights Action;

(ii)	in the absence of such approval, would require a Matching Action or adjustment to the Equalisation Ratio by virtue of Clause 3.1(b); and

(iii)	the Boards of BHP and Billiton consider that the effect of such Action upon the holder of a BHP Ordinary Share relative to its effect upon a holder of a Billiton Ordinary Share is not material (as defined below), then (subject to the next sentence) there shall be no requirement for a Matching Action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action in respect of such Action (an Unadjusted Action). However, in considering the application of the DLC Equalisation Principles to any Action the Boards of BHP and Billiton shall take into account the effect of all prior Unadjusted Actions in deciding whether a Matching Action, an adjustment to the Equalisation Ratio or approval as a Class Rights Action is appropriate and if any adjustment is made it shall take into account all such prior Unadjusted Actions. For the purposes of this Clause, the effect of an Action is not material if both:

(i)	the costs to BHP and Billiton of taking a Matching Action or seeking approval as a Class Rights Action would be, in the opinion of the Boards of BHP and Billiton, disproportionate to the effect of such Action upon the holders of BHP Ordinary Shares or Billiton Ordinary Shares (as the case may be) for whose benefit a Matching Action would otherwise (in the absence of an adjustment to the Equalisation Ratio or approval as a Class Rights Action) be required; and

(ii)	the adjustment that would be required to be made to the Equalisation Ratio would result in an adjustment to the relevant element of the Equalisation Ratio of less than 0.1%;

DLC Structure Sharing Agreement

(c)	the Boards of BHP and Billiton shall have no obligation to take into account any fluctuations in exchange rates or in the market value of any securities or any other changes in circumstances arising after the time at which the Boards of BHP and Billiton make a determination as to the form and value of any Matching Action or the calculation of any adjustment to the Equalisation Ratio; and

(d)	there shall be no need for the Boards of BHP and Billiton to make any adjustment to the Equalisation Ratio or to do or omit to do any other thing as a result of the dividend, voting or other rights of any shareholder being suspended or curtailed pursuant to any provision of either Constitution.

3.3    Cash Dividends

(a)	Subject to Clauses 3.3(b) and 3.4, if the Action proposed by either party is the payment of a cash dividend to its Ordinary Shareholders, then, notwithstanding that the provisions of Clause 3.2(b) may apply so as not to require any Matching Action, a Matching Action shall be taken in the form of a cash dividend by the other party to its Ordinary Shareholders (a Matching Dividend).

(b)	Clause 3.3(a) shall not restrict either party’s ability to offer to its holders of Ordinary Shares the ability to elect to subscribe for further Ordinary Shares at market value in lieu of receiving the whole or any part of a cash dividend.

3.4    Equalisation Payment

If either party is prohibited by Applicable Regulation or is otherwise unable to declare, pay or otherwise make all or any portion of a Matching Dividend, BHP and Billiton shall, so far as it is practicable to do so, enter into such transactions with each other as the Boards of BHP and Billiton agree to be necessary or desirable so as to enable both to pay dividends as nearly as practicable at the same time in accordance with the other provisions of this Clause 3.

3.5    Circumstances not requiring Matching Action etc

No Matching Action, adjustment to the Equalisation Ratio or approval as a Class Rights Action is required:

(a)	in respect of any Action which would not result in the ratio of the economic returns on, or voting rights (in relation to Joint Electorate Actions) of, a BHP Ordinary Share to a Billiton Ordinary Share not being the same as the then prevailing Equalisation Ratio (and vice versa), or which would not benefit the holders of Ordinary Shares in one party relative to the holders of Ordinary Shares in the other party;

(b)	where a Matching Action, adjustment to the Equalisation Ratio or approval as a Class Rights Action is not required by virtue of Clause 3.2(b);

(c)	in relation to the issue of securities or the granting of rights over securities by either BHP or Billiton pursuant to a scheme for encouraging or facilitating the holding of shares or other securities in the relevant company by or for the benefit of directors or former directors or bona fide employees or former employees of either BHP or Billiton or any of their respective Subsidiaries;

(d)	in relation to an issue of any securities in either BHP or Billiton other than an offer by way of rights;

(e)	in relation to a buy-back, repurchase or redemption of any Ordinary Shares (including a share cancellation in connection with a reduction of capital):

(i)	on market in compliance with the rules of the relevant stock exchange and listing rules;

(ii)	at or below market value; or

(iii)	pursuant to a general offer to shareholders in both BHP and Billiton which (applying the Equalisation Ratio) is made on equivalent terms; or

DLC Structure Sharing Agreement

(f)	in relation to the bonus issue of BHP Ordinary Shares to give effect to the DLC Structure under Clause 5 of the DLC Merger Implementation Agreement.

3.6    Boards’ decisions final

Any decisions made by the Boards of BHP and Billiton in accordance with this Clause 3 shall be final and binding.

4.    Class rights matters

4.1    Class Rights Action

Neither BHP nor Billiton shall undertake any of the following actions unless such action has been approved in accordance with this Clause 4:

(a)	the voluntary liquidation of either BHP or Billiton;

(b)	amendment of the terms of, or termination of this Agreement or the Voting Agreement, the Billiton Deed Poll Guarantee or the BHP Deed Poll Guarantee (other than, in the case of the Voting Agreement, any amendment to conform such agreement with the terms of this Agreement or, in the case of any of those agreements, any amendment which is formal or technical in nature and which would not be materially prejudicial to the interests of the shareholders of either party or is necessary to correct any inconsistency or manifest error as agreed between the Boards of BHP and Billiton);

(c)	amendment, removal or alteration of the effect of (which for the avoidance of doubt shall be taken to include the ratification of any breach of) any BHP Entrenched Provision or any Billiton Entrenched Provision as the case may be;

(d)	any Action requiring approval as a Class Rights Action under Clause 3.1(b);

(e)	a change in the corporate status of BHP from a public company limited by shares registered under the Corporations Law with its primary listing on ASX or Billiton from a public listed company incorporated in England and Wales with its primary listing on the London Stock Exchange; and

(f)	any other action or matter which the Boards of BHP and Billiton agree (either in a particular case or generally) should be treated as a Class Rights Action.

4.2    Approvals of Class Rights Actions

A Class Rights Action in respect of an action of a kind described in:

(a)	Clauses 4.1(a), (b) or (c) shall require approval by Special Resolution;

(b)	Clauses 4.1(d) or (e) shall require approval by Ordinary Resolution or in relation to either party, if required by Applicable Regulation applying to such party or such party’s Constitution, by Special Resolution of that party; and

(c)	Clause 4.1(f) shall require approval by Ordinary Resolution or in relation to either party, if required by Applicable Regulation applying to such party or such party’s Constitution or if considered appropriate by the Boards of BHP and Billiton, by Special Resolution of that party, in each case in accordance with the Class Rights Procedure (and the type of resolution specified above shall be referred to as the Required Resolution).

DLC Structure Sharing Agreement

4.3    Class Rights Procedure

(a)	Subject to Clause 4.3(b), a Class Rights Action shall require approval by a Required Resolution of the shareholders of each party at a meeting at which the holders of Ordinary Shares and the Special Voting Share are entitled to vote as a single class on a poll. In relation to such resolution, if the proposed action has not, by the time of the closing of the poll, been approved by a Required Majority of the holders of Ordinary Shares in either party, the holder of the Special Voting Share in the other party shall vote so as to defeat the resolution (and will have sufficient votes to effect such defeat). The holder of the Special Voting Share in the other party shall otherwise not vote in relation to that resolution.

(b)	Where an action requiring approval as a Class Rights Action would not otherwise require approval of the shareholders of the Benefited Party, the Benefited Party shall not be required to convene a meeting for the purposes of Clause 4.3(a) and the Class Rights Action shall be approved if the holder of the Special Voting Share in the Benefited Party has given its written consent to the action, which consent shall only be given following the passing of a resolution by the Required Majority of the holders of Ordinary Shares of the Affected Party.

In this Clause 4.3(b), Benefited Party means the party whose holders of Ordinary Shares would benefit from a proposed action relative to the holders of Ordinary Shares in the other party (Affected Party).

5.    Joint electorate matters

5.1    Joint Electorate Actions

Resolutions of the holders of BHP Ordinary Shares and the holders of Billiton Ordinary Shares shall be subject to the Joint Electorate Procedure if they relate to the following matters:

(a)	the appointment, removal or re-election of any director of BHP or Billiton, or both of them;

(b)	the receipt or adoption of the annual accounts of BHP or of Billiton, or both of them, or accounts prepared on a combined basis;

(c)	a change of name by BHP or Billiton or both of them;

(d)	the appointment or removal of the auditors of BHP or Billiton, or both of them;

(e)	any proposed acquisition, disposal or other transaction of the kinds referred to in Chapters 10 and 11 of the ASX Listing Rules or Chapters 10 and 11 of the UKLA Listing Rules which (in any case) is required under such Applicable Regulation to be authorised by holders of Ordinary Shares;

(f)	a matter referred to in Clause 7.2 or 7.3;

(g)	any matter considered by shareholders at an annual general meeting of BHP or Billiton (or at a general meeting held on the same day as an annual general meeting);

(h)	any other matter which the Boards of BHP and Billiton decide (either in a particular case or generally) should be approved under the Joint Electorate Procedure.

If a particular matter falls both within Clause 4.1 and this Clause 5.1, then it shall be treated as falling within Clause 4.1.

5.2    Joint Electorate Procedure

A Joint Electorate Action shall require approval by both:

(a)	an Ordinary Resolution (or a Special Resolution if required by either the BHP Constitution or Applicable Regulation) of the votes cast by the holders of the BHP Ordinary Shares and the holder of the BHP Special Voting Share, voting as a single class; and

DLC Structure Sharing Agreement

(b)	an Ordinary Resolution (or a Special Resolution if required by either the Billiton Memorandum and Articles or Applicable Regulation) of the votes cast by the holders of the Billiton Ordinary Shares and the holder of the Billiton Special Voting Share, voting as a single class.

6.    Meetings and Voting

6.1    Obligations to convene meetings

In relation to both Joint Electorate Actions and Class Rights Actions:

(a)	each party shall (if necessary), as soon as practicable, and except in the case of matters considered by shareholders at an annual general meeting, convene a general meeting of its shareholders for the purpose of considering a resolution to approve the Joint Electorate Action or Class Rights Action; and

(b)	each party shall (if necessary) use its best endeavours to ensure that the two general meetings are held on the same date or on dates as close together as is practicable; and

(c)	the parties shall co-operate fully with each other in preparing resolutions, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.

6.2    Poll

Any resolution proposed or amended at a general meeting of shareholders in relation to which the holder of the BHP Special Voting Share, or the holder of the Billiton Special Voting Share, as the case may be, is or may be entitled to vote pursuant to Clause 4.3 or Clause 5.2, shall be decided by a poll.

6.3    Timing of Poll

Any poll on which the holder of the Special Voting Share is or may be entitled to vote shall be kept open for such time as is necessary to allow the general meeting of the other party to be held and for the votes attaching to the Special Voting Share to be calculated and cast on such poll, although such poll may be closed earlier in respect of shares of other classes.

6.4    Discretionary Matters

(a)	The Boards of BHP and Billiton may by agreement decide to seek the approval of such majority of the shareholders (or any class of shareholders) of either or both of BHP and Billiton as the Boards of BHP and Billiton may agree on any matter which would not otherwise require shareholder approval or would otherwise require approval by a lesser majority.

(b)	Unless the Boards of BHP and Billiton decide otherwise, any matter which by Applicable Regulation or by virtue of the provisions of the BHP Constitution or the Billiton Memorandum and Articles requires approval of the shareholders of BHP or Billiton as the case may be and which is not a Class Rights Action or a Joint Electorate Action, requires the approval of the holders of BHP Ordinary Shares only or the approval of the holders of Billiton Ordinary Shares only (as the case may be).

6.5    Procedural Resolutions

Where any procedural resolution is to be voted on at a meeting of shareholders at which a Joint Electorate Action is to be considered, such procedural resolution may be voted on by the holder of the Special Voting Share or the holder may give the Chair its proxy in relation to such matters, allowing the Chair to vote as it thinks fit.

DLC Structure Sharing Agreement

6.6    Voting Restrictions

Each party agrees that it shall procure that no voting rights for the time being attaching to any Ordinary Shares in the other party beneficially owned by it, or by any member of its Group, are exercised on any resolution put to any shareholders meeting of the other party.

7.    Takeovers and acceptance of them

7.1    Enforcement of Constitutions

Each of BHP and Billiton shall promptly enforce the provisions of Article 65 of the Billiton Memorandum and Articles and Rule 105 of the BHP Constitution to the fullest extent lawfully possible under Applicable Regulation.

7.2    Acceptance of a takeover offer for BHP

If a third party (either alone or with its associates (within the meaning of Section 9 or Part 1.2, Division 2 of the Corporations Law)) has made an offer to shareholders generally to acquire BHP Ordinary Shares, Billiton shall procure that while such offer remains open for acceptance no member of the Billiton Group, if any, which holds BHP Ordinary Shares beneficially shall accept such offer in respect of, or otherwise dispose of, any BHP Ordinary Shares or any interest in them without the approval of an Ordinary Resolution by Joint Electorate Procedure on which any votes of the offeror or its associates (apart from persons who are associates by virtue of having accepted, or submitted forms of acceptance or irrevocable undertakings to accept, an offer for their BHP Ordinary Shares or Billiton Ordinary Shares) shall be disregarded.

7.3    Acceptance of a takeover offer for Billiton

If a third party (either alone or with its associates (within the meaning of the UK Code on Takeovers and Mergers)) has made an offer to shareholders generally to acquire Billiton Ordinary Shares, BHP shall procure that while such offer remains open for acceptance no member of the BHP Group, if any, which holds Billiton Ordinary Shares beneficially shall accept such offer in respect of, or otherwise dispose of, any Billiton Ordinary Shares or any interest therein without the approval of an Ordinary Resolution by Joint Electorate Procedure on which any votes of the offeror or its associates (apart from persons who are associates by virtue of having accepted, or submitted forms of acceptance or irrevocable undertakings to accept, an offer for their BHP Ordinary Shares or Billiton Ordinary Shares) shall be disregarded.

8.    Liquidation

8.1    One party insolvent

Subject to Clause 8.2:

(a)	If, in the reasonable opinion of the directors of a party (IS Party), IS Party is, or is likely to become, insolvent (whether or not a receiver, receiver and manager, provisional liquidator or liquidator has been appointed or mortgagee has taken possession of the property of IS Party) the directors of IS Party must immediately give a notice (Insolvency Notice) to the other party (S Party) of such fact.

(b)	Upon receipt by S Party of an Insolvency Notice, S Party shall seek to ensure that the economic returns made or otherwise available to a holder of an Ordinary Share in IS Party relative to the economic returns available to a holder of an Ordinary Share in S Party (or vice versa) are in due proportion having regard to the Equalisation Ratio (Economic Equivalence) by taking the steps set out in Clauses 8.1(c) or (d).

DLC Structure Sharing Agreement

(c)	S Party shall have the right at any time within 12 months from the Notice Date either:

(i)	irrevocably to offer to the holders of Ordinary Shares in IS Party on the Notice Date in consideration for their Ordinary Shares in IS Party such number of Ordinary Shares in S Party pro rata to their holdings of Ordinary Shares in IS Party as is required to ensure that, after such issue, Economic Equivalence is achieved; or

(ii)	to pay to holders of Ordinary Shares in IS Party on the Notice Date an amount equal to that proportion of S Party’s Market Capitalisation as at the Notice Date such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

(d)	Unless S Party has exercised its rights under Clause 8.1(c), then, subject to Clause 8.1(e), S Party must:

(i)	within 3 months from the date the liquidator of IS party has finally established the identity of and amounts owed to the Proven Creditors but in any event not earlier than the expiration of the period set out in paragraph (c) above, pay in full all Proven Creditors of IS Party and all other costs and expenses of the liquidation (including those of the liquidator); and

(ii)	within 1 month thereafter pay to IS Party an amount equal to that proportion of S Party’s total Market Capitalisation on the date all payments have been made pursuant to Clause 8.1(d)(i) such that the amount paid and the balance remaining ensure that Economic Equivalence is achieved.

(e)	Payments under this Clause 8.1 shall only be made by S Party to the extent that after making such payment there will remain available to S Party sufficient assets to pay all its debts as and when they become due and payable.

8.2    Both parties insolvent

If each party has provided the other with an Insolvency Notice and if:

(a)	either party has surplus assets available for distribution to the holders of its Ordinary Shares after payment of all debts due and payable; and

(b)	the ratio of the surplus attributable to each BHP Ordinary Share to the surplus attributable to each Billiton Ordinary Share would otherwise not equal the Equalisation Ratio,

then one party must as soon as practicable pay to the other (where possible) an amount which results in that ratio equalling the Equalisation Ratio.

8.3    Definitions and Interpretation

In this Clause 8:

(a)	Economic Equivalence shall be determined before deduction of any amount in respect of Tax which may be deducted or withheld in respect of any payment to a holder of Ordinary Shares and disregarding any Tax payable by or on behalf of, or any Tax Benefit arising to, a holder of Ordinary Shares.

(b)	Market Capitalisation, in relation to S Party, means the total value of all its issued Ordinary Shares (determined by reference to the trading price of those shares on the close of trading on the relevant day on the stock exchange on which it has its primary listing);

(c)	Notice Date means the date a party receives or is deemed to receive an Insolvency Notice from the other party;

(d)	Proven Creditors means all persons that the liquidator of IS Party has established as ranking in priority to the holders of Ordinary Shares in IS Party and who would be entitled to a payment as a result of the liquidation of IS Party;

DLC Structure Sharing Agreement

(e)	The surplus assets of a party available for distribution to holders of Ordinary Shares shall, for the purposes of Clause 8.2, be calculated:

(i)	before deduction of any amount in respect of Tax which may be deducted or withheld from the distribution by or on behalf of the party paying or making the distribution; but

(ii)	net of any Tax payable by that party on the distribution to holders of Ordinary Shares excluding, for the avoidance of doubt, any Tax within (i) above; and

(f)	Where a party pays an amount to the other party, the calculation of the amount of the payment shall take account of any Tax payable on the making or receipt of, or any withholding or deduction in respect of Tax arising on, any payment, after allowing for any offsetting Tax Benefits.

9.    Termination

This Agreement may only be terminated in one of the following circumstances:

(a)	by either party by notice, at any time after either party becomes a wholly owned subsidiary of the other party or after both parties become wholly owned subsidiaries of a third party;

(b)	by a party by notice, at any time after it has fulfilled its obligations under Clause 8; or

(c)	if termination has been approved as a Class Rights Action, in the manner specified in the relevant resolution. However, BHP or Billiton may only seek such approval if the Boards of BHP and Billiton agree on the terms upon which such termination should occur and consider those terms to be, so far as is practicable, equitable to the interests of both the holders of BHP Ordinary Shares and the holders of Billiton Ordinary Shares, having regard to the DLC Structure Principles.

10.    Personal rights only

For the avoidance of doubt, Clauses 3, 8 and 9 are personal rights only. They do not, and are not intended to, create any proprietary right (including any proprietary right in any member or creditor of BHP or Billiton). These undertakings are not assignable, and cannot be subject to a mortgage, charge, pledge, encumbrance or other security interest. These undertakings do not survive any termination of this Agreement. It is fundamental to the agreement of each of BHP and Billiton to give these undertakings that they should be relied on solely by the other, and it is fundamental to the agreement of each of BHP and Billiton to accept these undertakings that they should be performed solely by the other.

11.    Issue of DLC Dividend Shares

11.1     By BHP or Billiton

(a)	The parties agree that the Boards of BHP and Billiton may respectively agree to the issue of the BHP DLC Dividend Share to Billiton or a wholly-owned member of the Billiton Group or of the Billiton DLC Dividend Share to BHP or a wholly-owned member of the BHP Group (in each case, for a subscription price of US$10 or such other sum as the Board of the issuing company may determine, to be paid in full on issue of the relevant share).

(b)	Subject to paragraphs (c) and (d) of this Clause 11.1, each of the BHP DLC Dividend Share and the Billiton DLC Dividend Share may be issued for such purposes, and dividends paid on that share at such times and in such amounts, as the Directors of the issuing company in good faith consider in their absolute discretion to be in furtherance of any of the principles referred to in this Sharing Agreement, including the principle of BHP and Billiton operating as a single unified economic entity.

DLC Structure Sharing Agreement

(c)	A dividend must not be paid on a DLC Dividend Share unless the holder of such share at the time of the payment is, in the case of the BHP DLC Dividend Share, Billiton or a wholly-owned member of the Billiton Group or, in the case of the Billiton DLC Dividend Share, BHP or a wholly-owned member of the BHP Group.

(d)	The maximum amount of DDS dividends that may be paid since the last ordinary cash dividend paid is the greater of:

(i)	the aggregate amount of the last ordinary cash dividend paid on all BHP Ordinary Shares; and

(ii)	the aggregate amount of the last ordinary cash dividend paid on all Billiton Ordinary Shares.

(e)	For the purpose of this Clause 11.1:

(i)	“cash dividend” means any dividend (including any amount of the dividend in respect of which a holder of an Ordinary Share elects to participate in any dividend plan or offer, such as a dividend reinvestment plan or scrip dividend plan) other than a dividend effected wholly or in part by the distribution of specific assets or documents of title;

(ii)	“ordinary cash dividend” means any cash dividend paid on Ordinary Shares which is designated as an interim or final dividend;

(iii)	“DDS dividend” means any dividend paid on a DLC Dividend Share, excluding a dividend the proceeds of which are to be used (directly or indirectly) to pay a special cash dividend on Ordinary Shares of the other party in accordance with the requirements of clause 3.3(a) of this Agreement; and

(iv)	“special cash dividend” means any cash dividend which is not an ordinary cash dividend.

11.2     By other Group members

The parties may also agree to the issue by a member of the BHP Group of a DLC dividend share (with such rights as the parties may determine in light of the principles reflected in this Agreement) to Billiton or a wholly-owned member of the Billiton Group and to the issue by a member of the Billiton Group of a DLC dividend share (with such rights as the parties may determine in light of the principles reflected in this Agreement) to BHP or a wholly-owned member of the BHP Group.

12.    Relationships with other documents

In the event of any conflict between this Agreement on the one hand and, on the other hand, either of the BHP Constitution or the Billiton Memorandum and Articles, the parties shall use their best endeavours to ensure that any required amendment to the BHP Constitution or the Billiton Memorandum and Articles, as is appropriate, is proposed at general meetings of BHP and/or (as the case may be) Billiton, in order to conform it or them with the provisions of this Agreement.

13.    Other transactions

Without limiting Clause 2, each party will enter into such further transactions or arrangements, and do such acts and things, as the other may reasonably require from time to time in the furtherance of the common interests of the holders of BHP Ordinary Shares and the holders of Billiton Ordinary Shares as a combined group or to give effect to this Agreement.

14.    General

14.1    No assignment

Neither of the parties may assign or transfer any of its rights or novate any of its obligations under this Agreement, in whole or part.

DLC Structure Sharing Agreement

14.2    No partnership or agency

Nothing in this Agreement (or in any of the other transactions contemplated by this Agreement) shall be deemed to constitute a partnership between BHP and Billiton, nor constitute either party as agent of the other party for any purpose.

14.3    Amendment

Without prejudice to Clause 4.1(b), any amendment to or termination of this Agreement shall be made in writing signed by duly authorised representatives of BHP and Billiton.

14.4    Notices

Any notice given under this Agreement:

(a)	must be in writing in English and addressed to the intended recipient at the address shown below:

in the case of Billiton:	Neathouse Place
London SW1V 1LH
United Kingdom
Tel: +44 7802 4000
Fax: +44 7802 4111
Attention: Chief Legal Counsel

in the case of BHP:	Level 16
171 Collins Street
Melbourne VIC 3000 Australia
Tel: +61 3 9609 3333
Fax: +61 3 9609 3015
Attention: Chief Legal Counsel

or the address last notified by the intended recipient to the sender;

(b)	must be signed by a person duly authorised by the sender; and

(c)	will be taken to have been given when delivered, received or left at the above address. If delivery or receipt occurs on a day when business is not generally carried on in the place to which the notice is sent, or is later than 4pm (local time), it will be taken to have been duly given at the commencement of business on the next day when business is generally carried on in that place.

14.5    Process Agent

(a)	BHP irrevocably appoints Trusec Limited of 35 Basinghall Street, London EC2V 5BD as its agent to accept service of process in England in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed complete whether or not forwarded to or received by BHP.

(b)	Billiton irrevocably appoints Damien Grave (or the managing partner from time to time) of Freehills, Level 43, 101 Collins Street, Melbourne, Victoria 3000 as its agent to accept service of process in Australia in any legal action or proceedings arising out of or in connection with this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by Billiton.

(c)	Each party will inform the other, in writing, of any change in the address of such process agent within 28 days.

DLC Structure Sharing Agreement

(d)	If either party’s process agent ceases to be able to act as such or to have an address in England (in the case of BHP) or in the State of Victoria, Australia (in the case of Billiton), such party irrevocably agrees to appoint a new process agent in England (in the case of BHP) or in the State of Victoria, Australia (in the case of Billiton) acceptable to the other party and to deliver to the other party within 14 days a copy of a written acceptance of appointment by the process agent.

(e)	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgement or other settlement in any other courts.

14.6    Governing law and jurisdiction

(a)	This Agreement is governed by and construed in accordance with English law.

(b)	Billiton irrevocably agrees that the courts of the State of Victoria, Australia are to have non-exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement, and BHP irrevocably agrees that the courts of England are to have non- exclusive jurisdiction to settle any dispute which may arise out of or in connection with this Agreement.

(c)	Each party irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

14.7    Prohibition and enforceability

(a)	Any provision of, or the application of any provision of, this Agreement which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

(b)	Where paragraph (a) of this Clause 14.7 applies to a provision of, or the application of a provision of, this Agreement, the parties shall negotiate in good faith in order to agree the terms of a mutually satisfactory provision achieving as nearly as possible the same commercial effect, to be substituted for that provision.

14.8    Waivers

(a)	Waiver of any right arising from a breach of this Agreement or of any right, power, authority, discretion or remedy arising upon default under this Agreement must be in writing and signed by the party granting the waiver.

(b)	A failure or delay in exercise, or partial exercise, of:

(i)	a right arising from a breach of this Agreement; or

(ii)	a right, power, authority, discretion or remedy created or arising upon default under this Agreement, does not result in a waiver of that right, power, authority, discretion or remedy.

14.9    Counterparts

This Agreement may be executed in any number of counterparts. All counterparts taken together will be taken to constitute one agreement.

14.10    Attorney

Each attorney executing this Agreement states that he or she has not received notice of the revocation or suspension of his or her power of attorney.

DLC Structure Sharing Agreement

Annexure 1

BHP Constitution

DLC Structure Sharing Agreement

Annexure 2

Billiton Memorandum and Articles

DLC Structure Sharing Agreement

EXECUTED as an agreement.

SIGNED on behalf of	)
BHP LIMITED	)
by its attorney in the presence of:	)
Signature

Witness		Print name

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SIGNED on behalf of	)
BILLITON PLC	)
by its attorney in the presence of:	)
Signature

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